Exhibit 17.1

March 10, 2009

The Board of Directors of
Secured Digital Applications, Inc.

I hereby tender my resignation as a Director and Corporate Secretary of the Company effective March 11, 2009 for personal reasons.   The inappropriate behavior towards the Company’s Malaysian employees by certain U.S. individuals representing the Company’s previous contractors has been extremely embarrassing for me and has made it untenable for me to continue serving the Company.

To insure a smooth transition, I will extend my full cooperation to the Company on all outstanding matters I am currently handling.

I have enjoyed my tenure as a Board member and take this opportunity to wish the Company every success in the roll out of its mobile VoIP services.

Sincerely,

/s/  Valerie Looi

Valerie Looi